Filed Pursuant To Rule 433 Registration No. 333-209926 September 30, 2016

George Milling-Stanley

Head of Gold Strategy

Q3’ 2016

Gold as a Strategic Asset

For Public Use.

State street

Global adivisors

Spdr

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Table of Contents

1.Gold Price

2.Internal Dynamics

3.Gold exposure by Investors

4.Strategic Arguments

5.Gold versus Competing Asset Classes

6.Call to Action

Appendix

Appendix A: Important Disclosures

2

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The material contained in this presentation is current as of the presentation date, unless otherwise indicated.

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Gold Price: Recent History 2001 to 2010 3 IBG-20836 Source: Bloomberg Finance, L.P., State Street Global Advisors. As of December 30, 2010. Past performance is not a guarantee of future results. Performance does not reflect charges and expenses associated with any fund or brokerage commissions associated with buying and selling a fund. Performance shown is not meant to represent that of any particular fund. $0

$200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 1/2/2001 1/2/2002 1/2/2003 1/2/2004 1/2/2005 1/2/2006 1/2/2007 1/2/2008 1/2/2009 1/2/2010 Gold Spot $/Oz 12/27/2002 $349.30 12/30/2003 $416.25 12/02/2004 $454.20 12/12/2005 $536.50 5/12/2006 $725.00 11/08/2007 $841.10 3/17/2008 $1,011.25 12/02/2009 $1,212.50 11/09/2010 $1,421.00 4/02/2001 $255.55

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Gold Price: What Happened in 2011

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Source: Bloomberg Finance, L.P., State Street Global Advisors. As of December 31, 2011.

Past performance is not a guarantee of future results.

Performance does not reflect charges and expenses associated with any fund or brokerage commissions associated with buying and selling a fund. Performance shown is not meant to represent that of any particular fund. $1,250$1,350$1,450$1,550$1,650$1,750$1,850$1,950Gold Spot $/Oz1/07/2011 $1,369.542/21/2011 $1,406.454/20/2011 $1,502.0007/26/2011 $1,619.328/10/2011 $1,772.008/22/2011 $1,877.509/06/2011 $1,895.00

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$1,000

$1,100

$1,200

$1,300

$1,400

$1,500

$1,600

$1,700

$1,800

$1,900

3/30/2012

5/30/2012

7/30/2012

9/30/2012

11/30/2012

1/31/2013

3/31/2013

5/31/2013

7/31/2013

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9/30/2013

11/30/2013

1/31/2014

3/31/2014

5/31/2014

7/31/2014

9/30/2014

11/30/2014

1/31/2015

3/31/2015

5/31/2015

7/31/2015

9/30/2015

11/30/2015

1/31/2016

3/31/2016

5/31/2016

7/31/2016

Gold Spot $/Oz

5/30/2012 $1,540.00

10/04/2012 $1,791.75

1/02/2013 $1,693.75

6/28/2013 $1,192.00

3/14/2014 $1,385.00

11/05/2014 $1,142.00

1/22/2015 $1,295.75

7/24/2015 $1,080.80

12/17/2015 $1,049.40

5/03/2016 $1,294.00

Gold Price: What Happened Next?

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Source: Bloomberg Finance, L.P., State Street Global Advisors. As of July 31, 2016.

Past performance is not a guarantee of future results.

Performance does not reflect charges and expenses associated with any fund or brokerage commissions associated with buying and selling a fund. Performance shown is not meant to represent that of any particular fund.

Internal Dynamics

6

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Source: Thomson Reuters GFMS, World Gold Council.

As of June 30, 2016.

-2,000.0

-1,000.0

0.0

1,000.0

2,000.0

3,000.0

4,000.0

5,000.0

6,000.0

2006

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2007

2008

2009

2010

2011

2012

2013

2014

2015

H1’16

Historical Data for Gold Demand

Jewellery

Total bar and coin invest.

ETFs and similar

Technology

Central banks

Tonnes

Internal Dynamics

7

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Official Gold Holdings by Central Banks

Source: IMF IFS, World Gold Council. As of June 30, 2016.

Holdings are as of the date indicated, are subject to change, and should not be relied upon as current thereafter. Ranking Country Tonnes % of reserves Ranking Country Tonnes % of reserves

1	United States 8,133.5 76% 21 Kazakhstan 238.2 33%
2	Germany 3,378.2 70 22 Belgium 227.4 38
3	IMF 2,814.0 — 23 Philippines 196.0 10
4	Italy 2,451.8 69 24 Venezuela 194.0 64
5	France 2,435.8 65 25 Algeria 173.6 5
6	China 1,823.3 2 26 Thailand 152.4 4
7	Russia 1,498.7 16 27 Singapore 127.4 2
8	Switzerland 1,040.0 7 28 Sweden 125.7 9

9 Japan 765.2 3 29 South Africa 125.2 11

10	Netherlands 612.5 63 30 Mexico 121.1 3
11	India 557.8 6 31 Libya 116.6 6
12	ECB 504.8 28 32 Greece 112.7 63
13	Turkey 474.4 17 33 Korea 104.4 1
14	Taiwan 422.7 4 34 BIS 104.0 —
15	Portugal 382.5 71 35 Romania 103.7 11
16	Saudi Arabia 322.9 2 36 Poland 102.9 4
17	United Kingdom 310.3 9 37 Iraq 89.8 7
18	Lebanon 286.8 24 38 Australia 79.9 7
19	Spain 281.6 20 39 Kuwait 79.0 10

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20	Austria 280.0 45 40 Indonesia 78.1 3

Internal Dynamics

8

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Gold Supply Trends

Source: Thomson Reuters GFMS, World Gold Council. As of June 30, 2016.

(1,000)

0

1,000

2,000

3,000

4,000

5,000

2006

2007

2008

2009

2010

2011

2012

2013

2014

2015

1H2016

Mine production

Net producer hedging

Recycled gold

Tonnes

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Global Investors have Little Exposure to Gold

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Size of Global Markets*

Source: BIS, Thomson Reuters GFMS, Hedge Fund Research, Preqin, World Federation of Exchange, World Gold Council.

* Equities = estimates include the global market capitalization of all publicly traded stocks and REITs; Debts & Money Markets = total value of outstanding bonds and money market instruments; Alternative Investments = total open interest on major commodity futures plus above ground stocks of precious metals, assets under management of private equity and hedge funds; Gold = private holdings of gold bullions (central bank holdings of gold and bonds were excluded) . For illustrative purposes only.

Equities

68,628,950,380,000

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Debt & Money Markets 81,482,268,700,000

Alternative Investments 8,140,049,494,567

Gold 1,643,000,000,000

Equities

Data ending June 30, 2016.

Source: Bloomberg Finance, L.P., State Street Global Advisors.

The correlation coeffcient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean with 0 being uncorrelated and 1 being perfectly correlated. Gold: LBMA Gold Price PM USD Index.

Fixed Income 0.41 0.41 0.16

0.15 0.42

0.32

-1.00

-0.50

0.00

0.50

1.00

STATE STREET GLOBAL ADIVISORS Bloomberg Barclays US Agg Total Return Value Unhedged USD Barclays EM Local Currency

Government Diversified Index Bloomberg Barclays US

Corporate High Yield Total

Return Index Value Unhedged

Bloomberg Barclays EuroAgg

Total Return Index Value

Unhedged EUR

Bloomberg Barclays Global Agg

Corporate Total Return Index

Value Unhedged USD

Bloomberg Barclays US

Treasury Total Return

Unhedged USD

0.38

0.30

0.17

0.37

0.31

0.05

-1.00

-0.50

0.00

0.50

1.00

S&P GSCI Index

S&P GSCI Energy Index

Brent Crude Oil

S&P GSCI Agriculture Index

S&P GSCI Industrial Metals

Index

S&P GSCI Livestock Index

0.22

0.04

0.27

0.20

0.13 -0.17 -1.00 -0.50 0.00 0.50 1.00

Hong Kong Hang Seng

Index

S&P 500 Index

MSCI Emerging

Markets Index

Straits Times Index

MSCI ACWI Index NIKKEI 225 Index Commodities 10

Gold has Historically had Low Correlation Relative to most Assets in the Long Run IBG-20836

10 Year Correlation

Gold's Correlation to Asset Classes has Historically Decreased During Economic Contractions

Gold's correlation to other assets during expansions and contractions since 1990



0.50
0.40
0.30
0.20
0.10
0.00
-0.10
-0.20
-0.30
-0.40
Contraction
Jul 1990 to Mar 1991
Expansion
Mar 1991 to Mar 2001
Contraction
March 2001 to Nov 2001
Expansion
Nov 2001 to Dec 2007
Contraction
Dec 2007 to Jun 2009
Expansion
Jun 2009 to current
S&P GSCI Index
MSCI ACWI Index
S&P 500 Index
MSCI Emerging Markets Index

Source: Bloomberg Finance, L.P., State Street Global Advisors.
Data as of June 30, 2016.
Expansion and contractions as per the National Bureau of Economic Research (NBER).
The correlation coeffcient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean with 0 being uncorrelated and 1 being perfectly correlated.
Gold: LBMA Gold Price PM USD Index.

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11

Gold’s Historical Volatility

Data as of June 30, 2016.

Source: Bloomberg Finance, L.P., State Street Global Advisors.

Standard deviation is a historical measure of the volatility of returns. If a portfolio has a high standard deviation, its returns have been volatile; a low standard deviation indicates returns have been less volatile. Standard Deviation is normally shown over a time period of 36 months, but the illustrations noted in this material may reflect a shorter time frame. This may not depict a true historical measure, and shouldn’t be relied upon as an accurate assessment of volatility. Gold: LBMA Gold Price PM USD Index. 3mth (%) 6 mth (%) 12 mth (%) 3 Years (%) 5 Years (%) 10 Years (%)

LBMA Gold Price PM USD 17.95

17.10	15.16 16.36 18.84 19.30

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S&P 500 Index 13.41 16.07 15.92 11.02 12.04 15.54

Straits Times Index STI 19.16 18.61 17.34 12.80 14.07 19.52

Hong Kong Hang Seng Index 18.92 21.19 21.95 18.03 20.55 23.14

MSCI Emerging Markets Index 17.43 18.72 17.86 16.61 19.14 24.13

Nikkei 255 Index 23.40 25.60 23.03 18.33 19.02 21.10

MSCI ACWI Index 15.31 15.12 14.36 11.63 13.71 17.39

Shanghai Shenzhen CSI 300 Index 22.90 30.11 38.03 30.11 28.19 34.82

S&P GSCI Index 23.18 25.10 25.59 21.12 20.20 24.40

Gold has Historically Provided a Hedge Against Currency Depreciation

Correlation

Data ending June 30, 2016.

Source: Bloomberg Finance, L.P., State Street Global Advisors.

Past performance is not a guarantee of future results.

The correlation coeffcient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean with 0 being uncorrelated and 1 being perfectly correlated. Gold: LBMA Gold Price PM USD Index.

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0.41

0.35

0.20

-0.41

-0.36

-0.40

-1.00

-0.50

0.00

0.50

1.00

Australian Dollar

Euro

British Pounds

Japanese Yen

Canadian

Swiss Franc

10 year historical correlation of -0.42 versus The Dollar Index

10 year correlation versus other major currencies

$70

$80

$90

$100

$110

$120

$130

$0

$200

$400

$600

$800

$1,000

$1,200

$1,400

$1,600

$1,800

$2,000

Gold (LHS)

Dollar Index (RHS)

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The Call to Action

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Gold is building a base at four times the price before level at turn of the century

Investors are either underweight in gold, or they have abandoned gold altogether

We believe this presents an opportunity to start rebuilding strategic allocations

Source: Bloomberg Finance, L.P., State Street Global Advisors. As of July 31, 2016.

1/4/2000 = $281.50 7/31/2016 = $1,342.00

Past performance is not a guarantee of future results.

Performance does not reflect charges and expenses associated with any fund or brokerage commissions associated with buying and selling a fund. Performance shown is not meant to represent that of any particular fund.

$0

$200

$400

$600

$800

$1,000

$1,200

$1,400

$1,600

$1,800

$2,000

1/4/2000 $281.50

$1,126.00 is 4x the price in 1/4/2000

Gold Spot $/Oz

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Standardized Performance

SPDR® Gold Shares performance as of June 30, 2016

	1 Month	QTD	YTD	1 Year	3 Year	5 Year	10 Year	Since Inception 11/18/2004
NAV	8.93%	6.67%	24.10%	12.34%	3.06%	-2.97%	7.53%	9.44%
Market Value	9.03%	7.55%	24.70%	12.59%	2.02%	-2.82%	7.52%	9.35%
LBMA Gold Price PM	8.96%	6.77%	24.60%	12.79%	3.47%	-2.58%	7.96%	9.88%

Source: SPDR.com. as of 6/30/2016.

- **Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance.**
- The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.
- Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net Asset Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV.
- Gross Expense Ratio: 0.40%
- The gross expense ratio is the fund's total annual operating expenses ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

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15

Appendix A: Important Disclosures

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Gold as a Strategic Asset Definitions

17 IBG-21180 Barclays EM Local Currency Government Diversified Index A benchmark designed to measure the performance of fixed-rate local currency sovereign debt of emerging market countries. The index includes government bonds issued by countries outside the US in local currencies that have a remaining maturity of one year or more. They must be rated B3/B-/B- or higher, be fixed-rate and have certain minimum amounts outstanding, depending on the currency denomination of the bonds. Bloomberg Barclays EuroAgg Total Return Index Value Unhedged EUR The Bloomberg Barclays Euro Aggregate Bond Index is a broad-based flagship benchmark that measures the investment grade, euro-denominated, fixed rate bond market, including treasuries, government-related, corporate and securitized issues. Inclusion is based on currency denomination of a bond and not country of risk of the issuer. Bloomberg Barclays Global Agg Corporate Total Return Index Value Unhedged USD The Bloomberg Barclays Global Aggregate Index is a measure of global investment grade debt from 24 local currency markets. This multi- currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. Bloomberg Barclays US Agg Total Return Value Unhedged USD The Bloomberg Barclays US Aggregate Bond Index is a broad-based flagship benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS and CMBS (agency and non-agency). Bloomberg Barclays US Corporate High Yield Total Return Index Value Unhedged The Bloomberg Barclays US Corporate High Yield Bond Index measures the USD-denominated, high yield, fixed-rate corporate bond market. Securities are classified as high yield if the middle rating of Moody’s, Fitch and S&P is Ba1/BB+/BB+ or below. Bonds from issuers with an emerging markets country of risk, based on Barclays EM country definition, are excluded Bloomberg Barclays US Treasury Total Return Unhedged USD The Bloomberg Barclays US Treasury Index measures US dollar-denominated, fixed-rate, nominal debt issued by the US Treasury. Treasury bills are excluded by the maturity constraint, but are part of a separate Short Treasury Index. Brent Crude Spot Price (Used in Macro Sensitivity) Current spot price in current pipeline export quality Brent blend as supplied at Sullom Voe. Contraction Contraction is a phase of the business cycle in which the economy as a whole is in decline. More specifically, contraction occurs after the business cycle peaks but before it becomes a trough. According to most economist, a contraction is said to occur when a country’s real GDP has declined for two or more consecutive quarters. Dollar Index: The USD Index measures the performance of the US dollar against a basket of currencies: the euro (EUR), the yen (JPY), the British pound (GBP), the Canadian dollar (CAD), the Swiss franc (CHF) and the Swedish krona (SEK). Expansion Expansion is the phase of the business cycle when the economy moves from trough to a peak. It is a period when the level of business activity surges and gross domestic product (GDP) expands until it reaches a peak. A period of expansion is also known as an economic recovery Hong Kong Hang Seng Index The Hang Seng Index is a free-float capitalization-weighted index of a selection of companies from the Stock Exchange of Hong Kong. The components of the index are divided into four subindices: Commerce and Industry, Finance, Utilities, and Properties. The index was developed with a base level of 100 as of July 31, 1964. MSCI ACWI Index The MSCI ACWI Index is a free-float weighted equity index. It was developed with a base value of 100 as of December 31 1987. MXWD includes both emerging and developed world

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markets. For developed markets only, please see MXWO.

Gold as a Strategic Asset Definitions (continued)

IBG-21180

MSCI Emerging Markets Index

The MSCI Em (Emerging Markets) Index is a free-float weighted equity index that captures large and mid cap representation across Emerging Markets (EM) countries. The index covers approximately 85% of the free float-adjusted market capitalization in each country.

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging – the process of closing out hedged positions – has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Nikkei 225

The Nikkei-225 Stock Average is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. The Nikkei Stock Average was first published on May 16, 1949, where the average price was ¥176.21 with a divisor of 225. *We are using official divisor for this index

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Rolling Volatility

Rolling volatility is the annualized average return for a period ending with the listed year. Rolling volatility is useful for examining the dispersion of returns for a given security or market index. Volatility can either be measured by using the standard deviation or variance between returns from that same security or market index. Commonly, the higher the volatility, the riskier the security.

S&P 500 Index

Standard and Poor’s 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The index was developed with a base level of 10 for the 1941-43 base period.

Shanghai Shenzhen CSI 300 Index

The CSI 300 Index is a free-float weighted index that consists of 300 A-share stocks listed on the Shanghai or Shenzhen Stock Exchanges. Index has a base level of 1000 on 12/31/2004.

S&P GSCI Agriculture Index

The S&P GSCI Agriculture Index, a sub-index of the S&P GSCI, provides investors with a reliable and publicly available benchmark for investment performance in the agricultural commodity markets.

S&P Goldman Sachs Commodity Index, or S&P GSCI

A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are more heavily produced globally, so its weights more heavily to crude oil than, say, to cocoa.

S&P GSCI Energy Index

The S&P GSCI Energy Index, a sub-index of the S&P GSCI, provides investors with a reliable and publicly available benchmark for investment performance in the energy commodity market

S&P GSCI Industrial Metals Index

The S&P GSCI Industrial Metals Index provides investors with a reliable and publicly available benchmark for investment performance in the industrial metals market

S&P GSCI Livestock Index

The S&P GSCI Livestock Index, a sub-index of the S&P GSCI, provides investors with a reliable and publicly available benchmark for investment performance in the livestock commodity market.

Straits Times Index STI

The Straits Times Index (STI), maintained & calculated by FTSE, is the most globally-recognized benchmark index and market barometer for Singapore. Dating back to 1966, it tracks the performance of the top 30 largest and most liquid companies listed on the Singapore Exchange. *Ticker changed from FSSTI on 10/9/2015. **Also revamped on January 10, 2008, for prices prior to that see STIOLD Index.

Important Disclosures

19 IBG-21180 For Public Use. Trademarks and service marks referenced herein are the property of their respective owners. The MSCI data is comprised of a custom index calculated by MSCI for, and as requested by, SSGA. The MSCI data is for internal use only and may not be redistributed or used in connection with creating or offering any securities, financial products or indices. Neither MSCI nor any other third party involved in or related to compiling, computing or creating the MSCI data (the MSCI Parties) makes any express or implied warranties or representations with respect to such data (or the results to be obtained by the use thereof), and the MSCI Parties hereby expressly disclaim all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to such data. Without limiting any of the foregoing, in no event shall any of the MSCI Parties have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (SPDJI), and has been licensed for use by SSGA. Standard & Poor’s, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC (S&P). Barclays POINT/Global Family of Indices.© 2016 Barclays Inc. Used with permission. All the index performance results referred to are provided exclusively for comparison purposes only. It should not be assumed that they represent the performance of any particular investment. This material has been created for informational purposes only and does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. There is no representation or warranty as to the current accuracy of, or liability for, decisions made based on this material. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed.

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Important Disclosures

IBG-21180

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time.

Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with its affiliates and SPFS, “S&P”) for use by State Street Global Advisors. No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto.

For more information: State Street Global Markets, LLC (marketing agent), One Lincoln Street, Boston, MA, 02111; T: 1 866 320 4053 spdrgoldshares.com

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Web: www.ssga.com

© 2016 State Street Corporation — All Rights Reserved.

Tracking Code: IBG-21180

Expiration Date: October 31, 2016

Not FDIC Insured No Bank Guarantee May Lose Value

Thank You!

21 IBG-21180

STATE STREET

GLOBAL ADIVISORS

George Milling-Stanley

Head of Gold Strategy

State Street Global Advisors

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.